

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 13, 2010

VIA U.S. MAIL

Mr. Ernest E. Maddock
Senior Vice President and Chief Financial Officer
LAM Research Corporation
4650 Cushing Parkway
Fremont, California 94538

> **Re: LAM Research Corporation**
> **Form 10-K for the year ended June 28, 2009**
> **Filed August 27, 2009**
> **File No. 000-12933**

Dear Mr. Maddock:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief